CAPITOL INVESTMENT CORP. V

1300 17th Street, Suite 820

Arlington, Virginia 22209

June 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Dana Brown

Re:	Capitol Investment Corp. V
Registration Statement on Form S-4, originally filed March 19, 2021
File No. 333-254470

Ladies and Gentlemen:

Capitol Investment Corp. V (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:05 P.M., Eastern Time, on July 2, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Christopher J. Clark of Latham & Watkins LLP at (202) 637-2374 to provide notice of effectiveness.

Very truly yours,

CAPITOL INVESTMENT CORP. V

/s/ Mark D. Ein
Mark D. Ein
Chief Executive Officer

cc:	Rachel W. Sheridan, Latham & Watkins LLP
Jason M. Licht, Latham & Watkins LLP
Christopher J. Clark, Latham & Watkins LLP